[redacted]

12013211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

SEC FILE NUMBER
8-66440

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IJL FINANCIAL ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11006 RUSHMORE DRIVE SUITE 150
(No. and Street)

CHARLOTTE (City) NC (State) 28277 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT G. FONTANA (704) 714-2218
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FARRIS, COOKE & ASSOCIATES PA
(Name – *if individual, state last, first, middle name*)

118 S. COLONIAL AVE., STE. 200 (Address) CHARLOTTE, (City) NC (State) 28207 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mk

AB 3/13

OATH OR AFFIRMATION

I, ROBERT G. FONTANA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IJL FINANCIAL ADVISORS, LLC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IJL FINANCIAL ADVISORS, LLC AND SUBSIDIARY

CONTENTS

FARRIS, COOKE & ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
118 S. COLONIAL AVENUE, SUITE 200
CHARLOTTE, NORTH CAROLINA 28207

(704) 372-9406 • FAX (704) 372-8612

INDEPENDENT AUDITORS' REPORT

To the Members
IJL Financial Advisors, LLC and Subsidiary
Charlotte, North Carolina

We have audited the accompanying consolidated statement of financial condition of IJL Financial Advisors, LLC and Subsidiary (the "Company") as of December 31, 2011 and the related consolidated statements of operations, changes in equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IJL Financial Advisors, LLC and Subsidiary as of December 31, 2011 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The supplementary information contained in the schedules on pages 13 to 16 required by rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to consolidated financial statements as a whole.

February 13, 2012

Farris, Cooke + Associates

IJL FINANCIAL ADVISORS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

ASSETS	
CURRENT ASSETS:	
Cash (Note A)	$ 126,999
Cash held by clearing agent (Note A)	165,026
Commissions and correspondent fees receivable with no allowance for doubtful accounts (Note A)	103,695
Related party receivable (Note D)	3,269
Prepaid expenses	40,739
TOTAL CURRENT ASSETS	439,728
PROPERTY AND EQUIPMENT, NET (Notes A and B)	-
NOTE RECEIVABLE - BROKER (Note H)	60,270
OTHER ASSETS	13,000
TOTAL ASSETS	$ 512,998
LIABILITIES AND EQUITY	
CURRENT LIABILITIES:	
Accounts payable	$ 27,533
Preferred dividends payable	12,500
Accrued expenses	148,205
TOTAL CURRENT LIABILITIES	188,238
COMMITMENTS AND CONTINGENCIES (Notes A, C, F, and G)	
EQUITY	
Preferred equity	400,000
Members' equity	(75,240)
TOTAL EQUITY	324,760
TOTAL LIABILITIES AND EQUITY	$ 512,998

The accompanying notes are an integral part of these financial statements.

IJL FINANCIAL ADVISORS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

INCOME (Note A)	
Commissions	$ 2,477,880
Other income	399,885
TOTAL INCOME	2,877,765
EXPENSES (Notes A, C and G)	
Employee compensation and benefits	2,132,749
Trading expenses	257,802
Communications	17,735
Occupancy and equipment rental	121,333
Marketing expense	120,359
Travel and entertainment	39,314
Professional fees	292,052
Insurance expense	32,782
Registration fees	31,818
Depreciation	8,057
Supplies expense	5,894
Other operating expenses	96,923
TOTAL EXPENSES	3,156,818
NET INCOME (LOSS)	$ (279,053)

The accompanying notes are an integral part of these financial statements.

IJL FINANCIAL ADVISORS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	PREFERRED EQUITY	MEMBERS' EQUITY (DEFICIT)	TOTAL EQUITY
Balance at December 31, 2010	$ 450,000	$ (127,661)	$ 322,339
Preferred Dividends	(50,000)	-	(50,000)
Member Distributions	-	(83,003)	(83,003)
Member Contributions	-	414,477	414,477
Net Income (Loss)	-	(279,053)	(279,053)
Balance at December 31, 2011	$ 400,000	$ (75,240)	$ 324,760

The accompanying notes are an integral part of these financial statements.

IJL FINANCIAL ADVISORS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOW FROM OPERATING ACTIVITIES:	
Net income (loss)	$ (279,053)
Adjustments to reconcile net income (loss) to net cash used in operating activities:	
Depreciation and amortization	8,057
Net changes in operating assets and liabilities:	
Cash held by clearing agent	(25,000)
Commissions and correspondent fees receivable	4,663
Related party receivable	1,500
Prepaid expenses	430
Note receivable - broker	(60,270)
Accounts payable	11,395
Accrued expenses	23,240
NET CASH USED IN OPERATING ACTIVITIES	(315,038)
CASH FLOW FROM FINANCING ACTIVITIES:	
Preferred dividends	(50,000)
Member contributions	414,477
Member distributions	(83,003)
NET CASH PROVIDED BY FINANCING ACTIVITIES	281,474
NET DECREASE IN CASH	(33,564)
CASH, BEGINNING	160,563
CASH, ENDING	$ 126,999

The accompanying notes are an integral part of these financial statements.

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

IJL Financial Advisors, LLC ("IJL") and Subsidiary (the "Company") is a North Carolina limited liability company that provides financial advice and investment products to the Charlotte, North Carolina metropolitan area. The Company formally changed its name to IJL Financial Advisors, LLC effective May 16, 2011 from Triune Capital Advisors, LLC.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the operations of IJL and its wholly-owned subsidiary, Triune Insurance Services, LLC ("TIS"). TIS provides insurance services to the Charlotte, North Carolina market. All significant intercompany transactions have been eliminated during consolidation.

BASIS OF ACCOUNTING

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and conforms to the rules and regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulation Authority ("FINRA").

CASH

The Company places its cash on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation (FDIC) temporarily increased coverage to $250,000 for substantially all depository accounts and temporarily provided unlimited coverage for certain qualifying and participating non-interest bearing transaction accounts. The increased coverage is scheduled to expire on December 31, 2013, at which time it is anticipated amounts insured by the FDIC will return to $100,000. During the year, the Company from time to time may have had amounts on deposit in excess of the insured limits. As of year end, the Company did not exceed these insured amounts.

COMMISSIONS AND CORRESPONDENT FEES RECEIVABLE

Commissions and correspondent fees receivable primarily represent amounts due from clearing organizations. No allowance has been established for uncollectible accounts as management believes all amounts will be collected.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Depreciation is provided on a straight-line basis using an estimated useful life of seven years.

INCOME TAXES

The Company has elected to be treated as a partnership as defined in the Internal Revenue Code. In lieu of the Company paying income taxes, the members of the limited liability company are taxed on their proportionate share of the Company's taxable income or deduct their share of the Company's loss. Therefore, no provisions or liability for income taxes have been included in these financial statements.

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ADVERTISING

The Company expenses marketing costs as they are incurred. Marketing expense was $120,359 for the year ended December 31, 2011.

COMMISSIONS

Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

COMPENSATED ABSENCES

Employees are entitled to paid vacation, depending on length of service. It is impracticable to estimate the amount of compensation for absences and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

FAIR VALUE OF INSTRUMENTS

The Company's financial instruments are cash and cash equivalents, accounts receivable and accounts payable. The recorded values of cash and cash equivalents, accounts receivable and accounts payable approximate their values based on their short-term nature.

B. PROPERTY AND EQUIPMENT

At December 31, 2011 property and equipment consists of the following:

Property and equipment	$ 75,202
Less accumulated depreciation	(75,202)
Property and equipment, net	$ -

C. OPERATING LEASES

The Company leases office space and certain equipment under operating leases expiring at various dates through 2016. Total rental expense for operating and other incidental leases amounted to approximately $121,000 for the year ended December 31, 2011. Future minimum rental payments due under these leases at December 31, 2011 are approximately as follows:

2012	$ 121,000
2013	123,000
2014	121,000
2015	126,000
2016	10,000
	$ 501,000

D. RELATED PARTY RECEIVABLE

As of December 31, 2011, the Company had a receivable from CHARIS Radio Network of $3,269.

E. NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to1. At December 31, 2011 the Company had net capital, as defined of $205,290 which is $155,290 in excess of its required net capital of $50,000. The Company's aggregate indebtedness was $188,238 and its net capital ratio was .92 to 1.

The Company qualifies for exemption from the Customer Protection Rule (Rule 15c3-3 paragraph (k)(2)).

F. OFF-BALANCE SHEET RISK

Pursuant to clearance agreements, all securities transactions are handled through clearing brokers on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company is obligated for any losses the clearing brokers may sustain from carrying securities transactions originated by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor the collateral available on customers' accounts.

G. RETIREMENT PLAN

On January 2, 2006 the Company started the IJL Financial Advisors, LLC and Subsidiary Retirement Plan ("the Plan"). The Plan is a defined contribution profit sharing plan covering substantially all of the Company's employees. The Company contributions to the Plan are determined at the discretion of the Board of Directors. Expenses for the plan were $1,508 for 2011.

H. NOTE RECEIVABLE - BROKER

At December 31, 2011 the Company had a note receivable from a broker of $60,270. The note is unsecured and matures on May 3, 2014. Interest is charged at 4.19% per annum. Principal and interest is payable monthly with the payment determined by the commissions earned by the broker.

I. SUBSEQUENT EVENTS

Management has evaluated subsequent events thru February 13, 2012, the date which the financial statements were available to be issued.

SUPPLEMENTAL SCHEDULES

FARRIS, COOKE & ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
118 S. COLONIAL AVENUE, SUITE 200
CHARLOTTE, NORTH CAROLINA 28207

(704) 372-9406 • FAX (704) 372-8612

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

To the Members
IJL Financial Advisors, LLC and Subsidiary
Charlotte, North Carolina

In planning and performing our audit of the consolidated financial statements of IJL Financial Advisors, LLC and Subsidiary (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of the report were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

February 13, 2012

Farris, Cash + Associates

IJL FINANCIAL ADVISORS, LLC AND SUBSIDIARY

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2011

TOTAL EQUITY AS REPORTED ON A NON-CONSOLIDATED BASIS	$	322,654
DEDUCTIONS:		
Nonallowable assets:		
Other assets		(13,000)
Unsecured receivables		(63,539)
Unsecured customer debts		(86)
Prepaid expenses		(40,739)
TOTAL DEDUCTIONS		(117,364)
NET CAPITAL	$	205,290
AGGREGATE INDEBTEDNESS:		
Accounts payable and other accrued liabilities	$	188,238
TOTAL AGGREGATE INDEBTEDNESS	$	188,238
MINIMUM NET CAPITAL REQUIREMENT	$	50,000
EXCESS NET CAPITAL	$	155,290
EXCESS NET CAPITAL AT 1500%	$	192,740
EXCESS NET CAPITAL AT 1000%	$	186,466
RATIO OF NET CAPITAL TO AGGREGATE INDEBTEDNESS		0.92 TO 1

IJL FINANCIAL ADVISORS, LLC AND SUBSIDIARY

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2011

(INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2011):

NET CAPITAL AS REPORTED IN PART II OF FOCUS REPORT	$	205,290
AUDIT ADJUSTMENTS, NET		-
NET CAPITAL	$	205,290

IJL FINANCIAL ADVISORS, LLC AND SUBSIDIARY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER SEC RULE 15c3-3 FOR THE YEAR ENDED DECEMBER 31, 2011

IJL Financial Advisors, LLC did not hold any fully paid or excess margin securities for customers as of December 31, 2011 and this requirement for information is therefore not applicable.

IJL FINANCIAL ADVISORS, LLC AND SUBSIDIARY

**INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2011**

IJL Financial Advisors, LLC did not carry any balances for customers as of December 31, 2011 and is therefore exempt from this computation requirement.

FARRIS, COOKE & ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
118 S. COLONIAL AVENUE, SUITE 200
CHARLOTTE, NORTH CAROLINA 28207

(704) 372-9406 • FAX (704) 372-8612

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of IJL Financial Advisors, LLC and Subsidiary
11006 Rushmore Drive, Suite 150
Charlotte, NC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments {General Assessment Reconciliation (Form SIPC-7)} to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by IJL Financial Advisors, LLC and Subsidiary and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, solely to assist you and the other specified parties in evaluating IJL Financial Advisors, LLC and Subsidiary's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). IJL Financial Advisors, LLC and Subsidiary's management is responsible for the IJL Financial Advisor's LLC and Subsidiary's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including examining copies of checks and subsequent clearing on the bank statements entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers showing calculation of SIPC operating revenue and assessment calculations noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected inform SIPC-7 and in the related schedules and working papers showing calculation of SIPC operating revenue and assessment calculations supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Janis, Cohn + Associates

February 13, 2012